GENESIS LEASE LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 11, 2008

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Genesis Lease Limited (the “Company”) will be held on June 11, 2008 at 11:30 a.m. (local time) at the Company’s principal executive offices, 4450 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland for the following purposes, all of which are more completely set forth in the accompanying information statement:

(Continued and to be marked, dated and signed on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,

BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time on June 6, 2008.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet http:/ www.proxyvoting.com/gls Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Telephone 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

PRINT AUTHORIZATION	(THIS BOXED AREA DOES NOT PRINT)

To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013
SIGNATURE: _________________________________ DATE:_____________ TIME:_______________

   ☐  Mark this box if you would like the Proxy Card EDGARized:   ☐ ASCII   ☐ EDGAR II (HTML)

Registered Quantity 0              Broker Quantity 0

Resolutions presented for consideration by the Annual General Meeting of Shareholders on June 11, 2008	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

See Description of Resolutions at the bottom of this Voting Card.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item 1.	☐	☐	☐	Item 3.	☐	☐	☐	Item 5.	☐	☐	☐	Item 7.	☐	☐	☐
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item 2.	☐	☐	☐	Item 4.	☐	☐	☐	Item 6.	☐	☐	☐	Item 8.	☐	☐	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Resolutions presented for consideration by the Annual General Meeting of Shareholders on June 11, 2008

Agenda

1)	To re-elect John McMahon as a director of the Company.
2)	To re-elect Paul T. Dacier as a director of the Company.
3)	To re-elect Michael Gradon as a director of the Company.
4)	To re-elect Niall Greene as a director of the Company.
5)	To re-elect David C. Hurley as a director of the Company.
6)	To re-elect Declan McSweeney as a director of the Company.
7)	To re-elect Andrew L. Wallace as a director of the Company.
8)	To appoint KPMG of Dublin, Ireland as auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.
9)	To transact other such business as may properly come before the Meeting or any adjournment thereof.